Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-285441
January 23, 2026

Huntington Bancshares Incorporated

4.623% Fixed-to-Floating Rate Senior Notes due 2032 (the “Senior Notes”)
5.605% Fixed-to-Fixed Rate Subordinated Notes due 2041 (the “Subordinated Notes” and, together with the Senior Notes, the “Notes”)

SUMMARY OF TERMS DATED JANUARY 23, 2026

SENIOR NOTES

Issuer	Huntington Bancshares Incorporated
Security	4.623% Fixed-to-Floating Rate Senior Notes due 2032
Note Type	Fixed-to-Floating Rate Senior Notes
Legal Format	SEC Registered
Aggregate Principal Amount Offered	$1,000,000,000
Minimum Denominations	$2,000
Minimum Increments	$1,000
Trade Date	January 23, 2026
Settlement Date	January 28, 2026 (T+3) (“Senior Notes Issue Date”)
Maturity Date	January 28, 2032 (“Senior Notes Maturity Date”)
Benchmark Treasury	UST 3.625% due December 31, 2030
Benchmark Treasury Price & Yield	98-31+ / 3.853%
Spread to Benchmark Treasury	+77 bps
Fixed Rate Period	The period from (and including) the Senior Notes Issue Date to (but excluding) January 28, 2031.
Floating Rate Period	The period from (and including) January 28, 2031 to (but excluding) the Senior Notes Maturity Date.

Interest Rate
From (and including) the Senior Notes Issue Date to (but excluding) January 28, 2031 (the “Senior Notes Fixed Rate Period”) interest on the Senior Notes will be payable at a rate of 4.623% per annum.

From (and including) January 28, 2031 to (but excluding) the Senior Notes Maturity Date (the “Senior Notes Floating Rate Period”), the interest rate on the Senior Notes will be equal to the Benchmark (as defined below) plus the Floating Rate Spread (as defined below).

Interest Payment Dates
Senior Notes Fixed Rate Period

Semi-annually on each January 28 and July 28, commencing on July 28, 2026, and ending on January 28, 2031.

Senior Notes Floating Rate Period

Quarterly on April 28, 2031, July 28, 2031, October 28, 2031 and on the Senior Notes Maturity Date (each a “Senior Notes Floating Rate Period Interest Payment Date”).

Floating Rate Interest Period
During the Senior Notes Floating Rate Period, the period beginning on (and including) a Senior Notes Floating Rate Period Interest Payment Date and ending on (but excluding) the next succeeding Senior Notes Floating Rate Period Interest Payment Date or the Senior Notes Maturity Date (each, a “Senior Notes Floating Rate Interest Period”); provided that the first Senior Notes Floating Rate Interest Period will begin on (and include) January 28, 2031 and will end on (but exclude) the first Senior Notes Floating Rate Period Interest Payment Date.

Interest Determination Date	The second U.S. Government Securities Business Day preceding the applicable Senior Notes Floating Rate Period Interest Payment Date (each, an “Interest Determination Date”).
Record Date	The fifteenth calendar day (whether or not a business day) preceding the related Interest Payment Date.
Benchmark
The “Benchmark” means, initially, the Compounded SOFR Index Rate; provided that if a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

Floating Rate Spread	+99.0 bps
Optional Redemption Provision
On or after July 27, 2026 (180 days after the Senior Notes Issue Date) (or, if additional notes are issued, beginning 180 days after the issue date of such additional notes), and prior to January 28, 2031 (one year prior to the Senior Notes Maturity Date) (the “Senior Notes First Par Call Date”), we may redeem the Senior Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Senior Notes matured on the Senior Notes First Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Senior Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On the Senior Notes First Par Call Date, we may redeem the Senior Notes, in whole but not in part, or on or after January 28, 2031 (one year prior to the Senior Notes Maturity Date), in whole or in part, at any time and from time to time, in each case at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Price to Public	100.000% of the face amount
Underwriting Discount	0.350% of the face amount
Net Proceeds	$996,500,000
Listing	None
Joint Book-Running Managers	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Huntington Securities, Inc.

Co-Manager	Keefe, Bruyette & Woods, Inc.
CUSIP Number	446150 BK9
ISIN	US446150BK99

SUBORDINATED NOTES

Issuer	Huntington Bancshares Incorporated
Security	5.605% Fixed-to-Fixed Rate Subordinated Notes due 2041
Note Type	Fixed-to-Fixed Rate Subordinated Notes
Legal Format	SEC Registered
Aggregate Principal Amount Offered	$750,000,000
Minimum Denominations	$2,000
Minimum Increments	$1,000
Trade Date	January 23, 2026
Settlement Date	January 28, 2026 (T+3) (“Subordinated Notes Issue Date”)
Maturity Date	January 28, 2041 (“Subordinated Notes Maturity Date”)
Benchmark Treasury	UST 4.000% due November 15, 2035
Benchmark Treasury Price & Yield	97-31 / 4.255%
Spread to Benchmark Treasury	+135 bps
Interest Rate
From (and including) the Subordinated Notes Issue Date to (but excluding) January 28, 2036 (the “Subordinated Notes Reset Date”) or the date of earlier redemption, the interest on the Subordinated Notes will be payable at a fixed rate of 5.605% per annum, and from and including the Subordinated Notes Reset Date to, but excluding, the Subordinated Notes Maturity Date at a rate per annum which will be the Five-year U.S. Treasury Rate as of the Subordinated Notes Reset Determination Date plus 1.350% per annum.

Interest Payment Dates
The Subordinated Notes will accrue interest and we will pay interest semi-annually on each January 28 and July 28, commencing on July 28, 2026, and ending on the Subordinated Notes Maturity Date (each, a “Subordinated Notes Interest Payment Date”).

Record Date	The fifteenth calendar day (whether or not a business day) preceding the related Subordinated Notes Interest Payment Date.
Optional Redemption Provision
We may at our option redeem the Subordinated Notes, in whole but not in part, during the three months prior to and including the Subordinated Notes Reset Date, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Subordinated Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

We may also redeem any time prior to the Subordinated Notes Maturity Date, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve, to the extent such approval is then required under the rules of the Federal Reserve, within 90 days after the occurrence of a “Tax Event,” a “Tier 2 Capital Event” or if we are required to register as an investment company pursuant to the Investment Company Act of 1940, in each case, at a redemption price equal to 100% of the principal amount of the Subordinated Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

We may also redeem the Subordinated Notes, in whole or in part, or on or after July 28, 2040 (six months prior to the Subordinated Notes Maturity Date), at any time and from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Subordinated Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Price to Public	100.000% of the face amount
Underwriting Discount	0.450% of the face amount
Net Proceeds	$746,625,000
Listing	None
Joint Book-Running Managers	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Huntington Securities, Inc.
Co-Manager	Keefe, Bruyette & Woods, Inc.
CUSIP Number	446150 BL7
ISIN	US446150BL72

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, S.A. and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment in New York, New York on or about January 28, 2026, which is the third business day following the date of the pricing of the Notes (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in one Business Day unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one Business Day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

The Issuer has filed a registration statement (File Number 333-285441) (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission for the offering to which this communication relates.  Capitalized terms used herein but not defined have the meanings given to them in the preliminary prospectus supplement. Before you invest, you should read the prospectus and the preliminary prospectus supplement related to that registration statement and other documents that the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov.  Copies of the prospectus, preliminary prospectus supplement and any subsequently filed prospectus supplement relating to the offering may be obtained from Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; J.P. Morgan Securities LLC collect at 1-212-834-4533; and Huntington Securities, Inc. toll-free at 1-800-824-5652.

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